SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                  (Rule 13d-1)


                         SENIOR OPTICIAN SERVICE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value

                         (Title of Class of Securities)


                                  817221 10 0

                                 (CUSIP Number)

                           c/o Gregory M. Wilson, Esq.
                              18610 East 32nd Ave.
                              Greenacres, WA 99016
                                 (509) 891-8373

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 12, 2006

             (Date of Event which Requires Filing of This Statement)

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Kaniksu Financial Services, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Washington State, U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    4,900,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,900,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,900,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     83.7%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


*Based on approximately 5,854,000 shares outstanding on June 12, 2006 computed from the issuer's recent filings.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Gregory M. Wilson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,955,372
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,955,372
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,955,372
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.99%*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based on a limitation set forth in the Convertible Promissory Note and Common Stock Warrant.

Item 1. Security and Issuer.
        -------------------

     This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Senior Optician Service, Inc., a Minnesota corporation (the "Issuer"), whose principal executive offices are located at 18610 East 32nd Ave., Greenacres, WA 99016. At present, there are 5,854,000 issued and outstanding shares of the Issuer's Common Stock.

Item 2. Identity and Background.
        -----------------------

     a.   The name of the Reporting Person is Gregory M. Wilson.

     b. The principal business address of Gregory M. Wilson is 18610 East 32nd Ave., Greenacres, WA 99016.

     c. Mr. Wilson's is a lawyer licensed to practice law in the states of Washington and Idaho.

     d.   During the past five years,  Mr.  Wilson has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     e. During the past five years, Mr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     f.   Mr. Wilson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

The source and amount of other consideration used in making the purchase reported by Kaniksu Financial Services, LLC were funds from Mr. Wilson advanced on behalf of Kaniksu Financial Services, LLC. The shares were acquired pursuant to a Stock Sale Agreement between Kaniksu Financial Services, LLC and Donald Hill, the principal shareholder of Senior Optician Service, Inc.

The 3,955,372 shares reported under Gregory M. Wilson represent beneficial ownership attributed to presently outstanding convertible promissory notes held by Wilson and convertible into 2,880,372 shares, a common stock warrant held by Wilson for 800,000 common shares and 275,000 common shares issued and outstanding acquired for legal services in 2002. Due to the change in control, the notes became immediately convertible at the holder's option and the warrant became immediately exercisable causing beneficial ownership to be attributed to Wilson.

Item 4. Purpose of Transaction.
        ----------------------

     The purpose of the acquisition was to allow Kaniksu Financial Services, LLC. to acquire voting control of the Issuer and change the board of directors. Kaniksu Financial Services, LLC intends to recommend that the Issuer reorganize, change its corporate charter, change the board of directors, change corporate domicile, and seek a business combination entity for the Issuer.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     a. At present, the Issuer has issued and outstanding 5,854,000 shares of Common Stock, of which Kaniksu is presently the record owner of 4,900,000 shares. Kaniksu is not part of a group within the meaning of Section 13(d)(3) of the Act.

     b. The following table indicates the number of shares as to which Kaniksu has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.


                         Sole Voting Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        4,900,000                      83.7%

                         Shared Voting Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial         -0-

                         Sole Dispositive Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        4,900,000                      83.7%

                         Shared Dispositive Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        -0-                            -0-

                         Sole Voting Power

Name of Person           Number of Shares               Percent Outstanding
Gregory M. Wilson        3,955,372                      9.99%

                         Shared Voting Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        8,855,372                      93.69%

                         Sole Dispositive Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        3,955,372                      83.7%

                         Shared Dispositive Power

Name of Person           Number of Shares               Percent Outstanding
Kaniksu Financial        8,855,372                      93.69%

     c.   Not applicable.

     d.   None.

     e.   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit 10.0      Stock Sale Agreement
         Exhibit 10.1      Form of Promissory Notes
         Exhibit 10.2      Common Stock Warrant

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 2006


Kaniksu Financial Services, LLC

By: /s/ Gregory M. Wilson
   ----------------------
   Title: Manager

By: /s/ Gregory M. Wilson
   ----------------------
   Individually

Exhibit 10.0
Form of Promissory Notes

                      CONVERTIBLE PROMISSORY NOTE AGREEMENT

March 15, 2006                                            Greenacres, Washington

SENIOR OPTICIAN SERVICE, INC. ("Undersigned") hereby promises to pay upon demand to the order of GREGORY M. WILSON at 18610 East 32nd Ave., Greenacres, WA 99016, the sums of Dollars set forth on the attached Schedule A, with interest at the rate of Twelve (12%) percent per annum, compounded monthly until paid. This Note Agreement will be automatically amended to include any additional Dollars advanced by the Holder to the Undersigned after the Note Agreement date.

Interest will be computed on the basis of a 365-day year or 366-day year as applicable and actual days lapsed. At any time prior to a Change in Control Event of the Undersigned, the Undersigned will have the privilege of prepaying the principal under this Note in whole or in part in U.S. Dollars, without penalty or premium at any time. A Change in Control Event means a change of a majority of the board of directors or capital stock issuances exceeding twenty (20%) percent of voting control in any rolling twelve (12) month period. All payments hereunder will be applied first to interest, then to principal, then to late charges. After a Change in Control Event, the indebtedness may only be repaid in the Undersigned's common stock as set forth below.

The funds must be repaid upon written demand in U.S. Dollars or the Undersigned's common stock, at the Holder's option. The Holder's common stock demand payment will be payable by Dollar conversion of the outstanding principal balance and accrued interest into stock as set forth below. This right of conversion only becomes effective upon a change in control event of SENIOR OPTICIAN SERVICE, INC. However, notwithstanding anything herein to the contrary, in no event will the Holder be permitted to convert this indebtedness for a number of shares greater than the number that would cause the aggregate beneficial ownership of the Company's Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the Holder and all persons affiliated with the Holder to equal 9.99% of the Company's Common Stock then outstanding. On the default or conversion demand, the Holder will have the right to convert the unpaid principal balance, accrued expense and any related default costs to SENIOR OPTICIAN SERVICE, INC. common stock as follows: At the option of the Holder the conversion price will be (a) Fifty (50%) discount of the last share price quoted on March 31, 2006 (March 31, 2006 price was $0.05 discounted 50% equals $0.025 Cents) per share, or (b) Fifty (50%) discount of the lowest closing bid price per share between March 31, 2006 and the default or conversion demand date, which ever price is lowest. The number of shares will be determined by dividing the price per share into the total outstanding indebtedness. As additional consideration, SENIOR OPTICIAN SERVICE, INC. grants the Holder common stock purchase warrants for 800,000 common shares as outlined in the Warrant Agreement. The conversion provisions of this Note Agreement will be subject to the same anti-dilution provisions contained in the Common Stock Warrant (Exhibit A) and such provisions are incorporated herein by reference.

Undersigned will pay upon demand any and all expenses, including reasonable attorney fees, incurred or paid by Holder without suit or action in attempting to collect funds due under this Note. If the indebtedness is not paid on demand in the form requested by the Holder, the interest rate will increase from twelve (12%) percent to Twenty-four (24%) percent interest, the default rate and the conversion rate will be reduced to $0.001 per share. In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to any action or participation by Undersigned in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party will be entitled to recover all expenses reasonably incurred at, before and after trial, on appeal, and on review whether or not taxable as costs, including, without limitation, attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses. Venue Spokane County, State of Washington.

Dated:  March 15, 2006                             SENIOR OPTICIAN SERVICE, INC.

                                                    /s/ Don Hill
                                                   -----------------------------
                                                   By: Don Hill
                                                   Title: President

Exhibit 10.1
Common Stock Warrant


THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF OR EXERCISED UNLESS (i) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS Will HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (ii) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE IN CONNECTION WITH SUCH OFFER, SALE OR TRANSFER. AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. HOLDERS MUST RELY ON THEIR OWN ANALYSIS OF THE INVESTMENT AND ASSESSMENT OF THE RISKS INVOLVED.





                              COMMON STOCK WARRANT



                          SENIOR OPTICIAN SERVICE, INC.
                            (a Minnesota Corporation)

         For value received and relating to that certain promissory note between SENIOR OPTICIAN SERVICE, INC., (the "Corporation") hereby grants to GREGORY M. WILSON, (the "Holder"), subject to the terms and conditions hereinafter set forth, a common stock warrant to purchase that number of shares of the common stock of the Corporation (the "Shares") on the terms and conditions set forth below:

         1. Warrant Shares. The Corporation issues Holder a warrant to purchase Eight Hundred Thousand (800,000) common shares.

         2. Warrant Exercise Price. At the option of the Holder the exercise price will be (a) Fifty (50%) discount of the last share price quoted on March

31, 2006 (March 31, 2006 price was $0.05 discounted 50% equals $0.025 Cents) per share, or (b) Fifty (50%) discount of the lowest closing bid price per share between March 31, 2006 and the default or conversion demand date, which ever price is lowest.

         3. Payment of Warrant Price. Payment of the Exercise Price may be made by either of the following, or a combination thereof, at the election of Holder:

         (i) Cash Exercise: cash, bank or cashiers check or wire transfer; or

         (ii) Cashless Exercise: surrender of this Warrant at the principal office of the Company together with notice of cashless election, in which event the Company shall issue Holder a number of shares of Common Stock computed using the following formula: X = Y (A-B)/A where: X = the number of shares of Common Stock to be issued to Holder; Y = the number of shares of Common Stock for which this Warrant is being exercised; A= the market price of the Common Stock; and B= the Exercise Price of [as determined upon exercise in paragraph 2].

         For purposes of Rule 144 and this section, it is intended, understood and acknowledged that the Common Stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have been acquired at the time this Warrant was issued. Moreover, it is intended, understood and acknowledged that the holding period for the Common Stock issuable upon exercise of this Warrant in a cashless exercise transaction shall be deemed to have commenced on the date this Warrant was issued.

         3. Term and Exercise.

                  (a) The Warrant may be exercised by the Holder for all or part of the shares upon a change of control event. A change in control event means a change of a majority of the Corporation's board of directors or capital stock issuances exceeding twenty (20%) percent of voting control in any rolling twelve
(12) month period. However, notwithstanding anything herein to the contrary, in no event shall the Holder be permitted to exercise this Warrant for a number of Shares greater than the number that would cause the aggregate beneficial ownership of the Company's Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the Holder and all persons affiliated with the Holder to equal 9.99% of the Company's Common Stock then outstanding.

                  (b) The Holder will surrender the Warrant, if at all, by delivering to the Corporation, together with the Purchase Form and Subscription Agreement attached hereto as Exhibits A and B, each duly executed. The Warrant, the Purchase Form and the Subscription Agreement must be accompanied by payment in cash or by certified check of the Warrant Price (as that term is defined in Section 2).

                  (c) Within thirty (30) business days following the exercise of the Warrant by the Holder as provided in this paragraph, the Corporation will cause to be issued in the name of and delivered to the Holder, a certificate or certificates for the Shares. The Corporation covenants and agrees that all of the Shares will be fully paid and non-assessable upon such issuance and delivery. The Corporation agrees at all times to reserve and hold available a number of shares of the authorized but unissued common stock of the Corporation which is equal to or greater than the number of shares of common stock issuable upon the exercise of the Warrant.

                  (d) The Holder, by accepting the Warrant, agrees that at the time of exercise, the Holder will sign a written agreement with the Corporation in which the Holder (i) represents that the Holder is acquiring the Shares solely for the Holder's own account, for investment and not with a view to resale or distribute.

         4. The Corporation's Merger, Reorganization, Etc. If, during the exercise period, but before Holder has exercised all of the Warrant rights with regard to the total number of Shares available for purchase by Holder, the Shares of the Corporation's common stock are changed into or exchanged for a different number or different kind of shares or other securities, either the Corporation's or those of another company, this Agreement will remain in force. However, there will be substituted for each of the Shares the number and kind of shares or other securities for which each Share of the Corporation's common stock was exchanged or into which each Share was changed. The shares or securities substituted for each Share of the Corporation's common stock may be purchased by Holder under this Agreement for the price set for each of the Shares in Paragraph 2.

         5. Declaration of Stock Dividends. If the Corporation issues a common stock dividend on the Corporation's common stock, the number of Shares that may be purchased by Holder thereafter will be adjusted as follows: To each of the unpurchased Shares, there will be added the number of Shares issued as a dividend on each Share of outstanding common stock; each of the Shares together with the additional Shares applicable to that Share will be bought as one unit for the price set out for each of the Shares in Paragraph 5.

         6. Other Changes in the Corporation's Stock. If there are any changes in the number or kind of Shares outstanding that affect the Corporation's common stock or the stock or other securities into which the Corporation's common stock has been changed, other than those described herein, a majority of the Corporation's Board of Directors may make such changes in the Shares available for purchase under this Agreement as the Board of Directors deems appropriate.

         7. Anti-Dilution Adjustments.

                  (a) Stock Dividend. If the Company shall at any time declare a dividend payable in shares of Common Stock, then Holder, upon Exercise of this Warrant after the record date for the determination of holders of Common Stock entitled to receive such dividend, shall be entitled to receive upon Exercise of this Warrant, in addition to the number of shares of Common Stock as to which this Warrant is exercised, such additional shares of Common Stock as such Holder would have received had this Warrant been exercised immediately prior to such record date and the Exercise Price will be proportionately adjusted.

                  (b) Recapitalization or Reclassification. If the Company shall at any time effect a recapitalization, reclassification or other similar transaction of such character that the shares of Common Stock shall be changed into or become exchangeable for a larger or smaller number of shares, then upon the effective date thereof, the number of shares of Common Stock which Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason of such recapitalization, reclassification or similar transaction, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased and, in the case of decrease in the number of shares, proportionally increased. The Company shall give Holder the same notice it provides to holders of Common Stock of any transaction described in this Section 5(b).

                  (c) Distributions. If the Company shall at any time distribute for no consideration to holders of Common Stock cash, evidences of indebtedness or other securities or assets (other than cash dividends or distributions payable out of earned surplus or net profits for the current or preceding years) then, in any such case, Holder shall be entitled to receive, upon Exercise of this Warrant, with respect to each share of Common Stock issuable upon such exercise, the amount of cash or evidences of indebtedness or other securities or assets which Holder would have been entitled to receive with respect to each such share of Common Stock as a result of the happening of such event had this Warrant been exercised immediately prior to the record date or other date fixing shareholders to be affected by such event (the "Determination Date") or, in lieu thereof, if the Board of Directors of the Company should so determine at the time of such distribution, a reduced Exercise Price determined by multiplying the Exercise Price on the Determination Date by a fraction, the numerator of which is the result of such Exercise Price reduced by the value of such distribution applicable to one share of Common Stock (such value to be determined by the Board of Directors of the Company in its discretion) and the denominator of which is such Exercise Price.

                  (d) Notice of Consolidation or Merger.  The Company shall not, at any time after the date hereof, effect a merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities or other assets of the Company or another entity or there is a sale of all or substantially all the Company's assets (a "Corporate Change"), unless the resulting successor or acquiring entity (the "Resulting Entity") assumes by written instrument the Company's obligations under this Warrant, including but not limited to the Exercise Price reset provisions as provided herein during the term of the resultant warrants, and agrees in such written instrument that this Warrant shall be exerciseable into such class and type of securities or other assets of the Resulting Entity as Holder would have received had Holder exercised this Warrant immediately prior to such Corporate Change, and the Exercise Price of this Warrant shall be proportionately increased (if this Warrant shall be changed into or become exchangeable for a warrant to purchase a smaller number of shares of Common Stock of the Resulting Entity) or shall be proportionately decreased (if this Warrant shall be changed or become exchangeable for a warrant to purchase a larger number of shares of Common Stock of the Resulting Entity); provided, however, that Company may not affect any Corporate Change unless it first shall have given thirty (30) days notice to Holder hereof of any Corporate Change.

                  (e) Exercise Price Adjusted. As used in this Warrant, the term "Exercise Price" shall mean the purchase price per share specified in Section 3 of this Warrant, until the occurrence of an event stated in subsection (a), (b),
(c) or (d) of this Section 5, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of this Warrant. No such adjustment under this Section 5 shall be made unless such adjustment would change the Exercise Price at the time by $0.01 or more; provided, however, that all adjustments not so made shall be deferred and made when the aggregate thereof would change the Exercise Price at the time by $0.01 or more. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Common Stock. The number of shares of Common Stock subject hereto shall increase proportionately with each decrease in the Exercise Price.

                  (f) Adjustments: Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this
Section 5, Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Common Stock) then, wherever appropriate, all references herein to shares of Common Stock shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

         8. The Corporation's Liquidation, Dissolution. If the Corporation liquidates or dissolves, the Corporation will give Holder at least 3 months' notice prior to the liquidation or dissolution. Holder will have the right to exercise the Warrant in full, to the extent that applicable exercise events have occurred. To the extent that Holder's Warrant rights have not been exercised on the effective date of the liquidation or dissolution, they will terminate.

         9. Violation of Law. The Warrant issued by this Agreement may not be exercised if its exercise would violate any applicable state securities law, any registration under or any requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules of an exchange on which the Shares may be traded, any other federal law, or any state securities laws.

         10. Unregistered Stock. If a registration statement for the Shares is not in effect or if Holder's attorneys require a writing from Holder to avoid violation of the Securities Act of 1933, as amended, the Corporation may require a written commitment from the person exercising the Warrant before delivery of the certificate or certificates for the Shares. The Commitment will be in a form prescribed by the Corporation. It will state that it is the intent of the person exercising the Warrant to acquire the Shares for investment only and not with the intent of transferring or reselling them; that the person exercising the Warrant has been told that the Shares may be "restricted shares" pursuant to Rule 144 of the Securities and Exchange Commission and that any resale, transfer, or other distribution of the Shares may only be made in conformity with Rule 144, the Securities Act of 1933, as amended, or any other federal statute, rule, or regulation. The Corporation may place a legend on the face of the certificate or certificates in accordance with this Commitment and may refuse to permit transfer of the Shares unless it receives satisfactory evidence that the transfer will not violate Rule 144, the Securities Act of 1933, as amended, or any other federal statute, rule, or regulation.

         11. Manner in Which Warrant Is Exercised After Holder's Death. If Holder has not fully exercised the Warrant rights before Holder's death, then the persons designated by Holder in writing on file with Employer or, if no such persons have been designated, Holder's executor or administrator, may exercise any of Holder's Warrant rights during the Warrant period. The rights will be exercised in the same manner as provided herein except that the person entitled to exercise the rights will be substituted for Holder or Holder's personal representative.

         12. Modification. No modifications will be effective unless signed by all parties.

         13. Transferability. The Holder may pledge, hypothecate, sell, assign or otherwise transfer, or encumber the Warrant.

         14. Notices. Any notice, offer, acceptance, demand, request, consent, or other communication required or permitted under the Warrant must be in writing and will be deemed to have been duly given or made either (1) when delivered personally to the party to whom it is directed (or any officer or agent of such party), or (2) three (3) days after being deposited in the United States' mail, certified or registered, postage prepaid, return receipt requested, and properly addressed to the party to whom it is directed. A communication will be deemed to be properly addressed if sent to a party at the address provided below:

If to the Corporation:  Senior Optician Service, Inc.
---------------------   5928 York Ave., South, Edina, MN 55410


If to the Holder:       Long Lane Capital, Inc., 18610 East 32nd Ave.,
----------------        Greenacres, WA 99016


         15. Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Washington.

         16. Successors. All of the provisions of this Agreement will bind the Corporation, its successors and the Holder, unless inconsistent with the provisions of this agreement.

         IN WITNESS OF THE PARTIES' AGREEMENT, SENIOR OPTICIAN SERVICE, INC. has caused this Agreement to be executed in its corporate name by its duly appointed and authorized officer, as of this 31st day of March, 2006.

CORPORATION:                                       HOLDER:

SENIOR OPTICIAN SERVICE, INC.                      GREGORY M. WILSON


 /s/ Don Hill                                       /s/ Gregory M. Wilson
-----------------------------                      -----------------------------
By: Don Hill                                       By: Gregory M. Wilson
Title: President                                   Title: President

Exhibit 10.2
Stock Sale Agreement

                              STOCK SALE AGREEMENT

         1. Introduction. This Agreement is made June 12, 2006 between Donald Hill (Seller), and Kaniksu Financial Services, LLC (Buyer). This Agreement provides for the immediate sale of 4,900,000 shares of Senior Optician Service, Inc. common stock.

         2. Sale and Purchase of Stock. Seller will sell to Buyer 4,900,000 common shares of the issued and outstanding capital stock of Senior Optician Service, Inc. (the "Purchase Shares") free of all liens and encumbrances. The 4,900,000 shares are owned by Donald Hill.

         3. Purchase Price. The purchase price is Five Thousand dollars ($5,000.00).

         4. Payment of the Purchase Price. The entire purchase price will be paid to Seller on the closing date.

         5. Seller's Representations and Warranties. To induce Buyer to purchase his stock, Seller jointly and severally represents and warrants the following:

                  a. Stock Properly Issued. The shares have been properly issued and are fully paid and nonassessable.

                  b. Shares Free of Liens or Encumbrances. Seller's shares are free of any liens, encumbrances, or agreements of any kind, including stockholders' agreements or voting trusts.

         6.   Representations  to  Survive  Closing.   The  representations  and
warranties contained in Paragraphs 5 will survive the closing.

         7. Documents to Be Delivered to Buyer at Closing. At the closing, Seller will deliver to Buyer the following:

                  a. Stock Certificates. One certificate representing 5,000,000 shares of Corporation's capital stock, indorsed for transfer in blank, of which 4,900,000 are the subject of the stock sale. The 100,000 share balance will be issued in the name of Donald Hill.

         8. Time and Place of Closing. The closing will take place on June 12, 2006.

         9. Agreement Binding. This Agreement is binding upon and will inure to the benefit of the parties' heirs, executors, administrators, representatives, successors, and assigns.

         10. Applicable Law. This Agreement will be construed in accordance with the laws of Washington.


Seller:                                          Buyer:
                                                 Kaniksu Financial Services, LLC

 /s/ Donald Hill                                  /s/ Gregory M. Wilson
-------------------------------                  -------------------------------
Donald Hill                                      By: Gregory M. Wilson
                                                 Title: Member Mgr.

 /s/ Sandra Hill
-------------------------------
Sandra Hill